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07003447

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SGC Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Forrest Avenue, Suite 11
(No. and Street)

Narberth	**PA**	**19072**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Kimbrough **(610) 660-0400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Kimbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SGC Securities, LP, as

of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1/9/07

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Eleanor M. D'Antonio, Notary Public
Narberth Boro, Montgomery County
My Commission Expires Mar. 19, 2008
Member, Pennsylvania Association of Notaries

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SGC SECURITIES, LP
Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Partners
SGC Securities, LP, formerly known as Herenton Capital Partners, Inc.

We have audited the accompanying balance sheet of SGC Securities, LP, as of December 31, 2006 and the related statements of operations, changes in partner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGC Securities, LP as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2007
Atlanta, Georgia



RUBIO CPA, PC

SGC SECURITIES, LP
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	86,303
Prepaid expenses		3,465
Total Assets	$	89,768

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable	$	3,180
Due to Parent		2,563
Total Liabilities		5,743
PARTNERS' EQUITY		84,025
Total Liabilities and Partners' Equity	$	89,768

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUES	
Commissions	$ 306,384
Total revenues	306,384
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	57,727
Occupancy	10,187
Communications	3,598
Interest	165
Other operating expenses	87,263
Total expenses	158,940
NET INCOME	$ 147,444

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 147,444
Adjustments to reconcile net income to net cash provided by operations:	
Decrease in accounts payable	(1,057)
Decrease in prepaid expenses	1,840
NET CASH PROVIDED BY OPERATING ACTIVITIES	148,227
CASH FLOW FROM FINANCING ACTIVITIES:	
Collection of advance to partner	8,269
Capital contributions	119,634
Capital withdrawals	(215,000)
Due to Parent	2,563
NET CASH USED BY FINANCING ACTIVITIES	(84,534)
NET INCREASE IN CASH AND CASH EQUIVALENTS	63,693
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	22,610
End of year	$ 86,303
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 165

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2006

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2005	$ 241,472	$ (209,525)	$ 31,947
Capital contributions	119,634		119,634
Capital withdrawals	(215,000)		(215,000)
Net income		147,444	147,444
Balance, December 31, 2006	$ 146,106	$ (62,081)	$ 84,025

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer originally organized as a corporation, Herenton Capital Partners, Inc., ("HCP") under the laws of the state of Delaware in October 2001. Effective April 2005, the stock of HCP was acquired by SGC Securities, LP ("the Company"), and the HCP corporate entity was liquidated before June 30, 2005 so that its assets and liabilities became those of the Company. The Company is registered with the Securities and Exchange Commission, the NASD, Inc. and the securities commissions of appropriate states. The Company's principal business is brokerage of variable life insurance products.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank balances at high credit institutions. Balances at times may exceed federally insured limits.

Income Taxes: Effective June 2005, the Company became a partnership and income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $75,560, which was $70,560 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .08 to 1.0.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C — RELATED PARTY TRANSACTIONS

Effective August 2006, the Company has a sublease and services agreement with its Parent. Under the agreement, rent and other employment and administrative expenses incurred by the Parent are allocated monthly to the Company based on the percentage of time spent by officers and employees on the Company's business.

During the year ended December 31, 2006, the Company made eight monthly payments of the total rent due under a lease obligation of its Parent and for four months the Company paid an allocated amount based on the sublease and services agreement. Total rent for the year was $9,170.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D — CONCENTRATION

Substantially all of the commission revenue for 2006 was earned from a single customer.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SGC SECURITIES, LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL:

Total partners' equity	$ 84,025
Less nonallowable assets:	
Prepaid expenses	(3,465)
	(3,465)
Net capital before haircuts and fidelity bond	80,560
Less haircuts	-
Less fidelity bond	(5,000)
Net capital	75,560
Minimum net capital required	5,000
Excess net capital	$ 70,560
Aggregate indebtedness	$ 5,743
Net capital based on aggregate indebtedness	$ 382
Ratio of aggregate indebtedness to net capital	.08 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between net capital in Part IIA of Form X-17A-5 and net capital as computed above.

SGC SECURITIES, LP

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2006

The Company had no liabilities subordinated to claims of general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Partners
SGC Securities, LPC

In planning and performing our audit of the financial statements of SGC Securities, LP, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by SGC Securities, LP, that we considered relevant to the objectives stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance to management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 21, 2007
Atlanta, Georgia


Rubio CPA, PC

RUBIO CPA, PC

END